                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Critical Path, Inc.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    22674V100
                                    ---------
                                 (CUSIP Number)

                                  Eirene Yeung
                         Cheung Kong (Holdings) Limited

                          8th Floor, Cheung Kong Center
                             2 Queen's Road Central

                                    Hong Kong
                                 (852-2128-8888)
                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                                    Suite 701
                          Edinburgh Tower, The Landmark
                             15 Queen's Road Central

                                    Hong Kong
                                 (852-2509-7000)
                                   ----------

                                December 13, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                                  SCHEDULE 13D

CUSIP NO. 22674V100
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                       (b) [X]


----------- --------------------------------------------------------------------
    3       SEC US ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)
                                                                            [_]


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong

-------------------- ------- ------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER

      SHARES                    - 0 -
                     ------- ------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER

   OWNED BY EACH                11,428,568 (1) (including shares disclaimed,
                                  see 11 below)
                     ------- ------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER

                                - 0 -
    PERSON WITH
                     ------- ------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                               11,428,568 (1) (including shares disclaimed,
                                 see 11 below)
----------- --------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,428,568 (1), of which Cheung Kong expressly disclaims beneficial ownership of 5,714,290 (3) shares beneficially owned by Hutchison Whampoa Limited and Cenwell Limited

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                        [_]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.9%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 22674V100
          ---------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CAMPINA ENTERPRISES LIMITED - Not Applicable

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                       (b) [X]


----------- --------------------------------------------------------------------
    3       SEC US ONLY



----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)
                                                                          [_]


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

-------------------- ------- ------------------------------------------
                        7     SOLE VOTING POWER
   NUMBER OF
                                 - 0 -
     SHARES          ------- ------------------------------------------
                        8     SHARED VOTING POWER
  BENEFICIALLY
                                 5,714,278 (2)
  OWNED BY EACH      ------- ------------------------------------------
                        9     SOLE DISPOSITIVE POWER
    REPORTING
                                - 0 -
   PERSON WITH       ------- ------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                5,714,278 (2)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,714,278 (2)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [_]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 22674V100
          ---------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     HUTCHISON WHAMPOA LIMITED - Not Applicable

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC US ONLY



----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                           [_]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong

-------------------- ------- ------------------------------------------
                        7     SOLE VOTING POWER
   NUMBER OF
                                 - 0 -
     SHARES          ------- ------------------------------------------
                        8     SHARED VOTING POWER
  BENEFICIALLY
                                 5,714,290 (3)
  OWNED BY EACH      ------- ------------------------------------------
                        9     SOLE DISPOSITIVE POWER
    REPORTING
                                - 0 -
   PERSON WITH       ------- ------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                5,714,290 (3)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,714,290 (3)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                                           [_]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 22674V100
          ---------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CENWELL LIMITED - Not Applicable

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                         (b) [X]


----------- --------------------------------------------------------------------
    3       SEC US ONLY



----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e)
                                                                            [_]


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

-------------------- ------- ------------------------------------------
                        7     SOLE VOTING POWER
   NUMBER OF
                                 - 0 -
     SHARES          ------- ------------------------------------------
                        8     SHARED VOTING POWER
  BENEFICIALLY
                                 5,714,290 (3)
  OWNED BY EACH      ------- ------------------------------------------
                        9     SOLE DISPOSITIVE POWER
    REPORTING
                                - 0 -
   PERSON WITH       ------- ------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                5,714,290 (3)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,714,290 (3)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                                            [_]


----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- --------------------------------------------------------------------

(1) Issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share ("Preferred Stock"), of the Issuer at a conversion price of $1.05 per share.
(2) Issuable upon conversion of 436,363 shares of Preferred Stock at a conversion price of $1.05 per share.
(3) Issuable upon conversion of 436,364 shares of Preferred Stock at a conversion price of $1.05 per share.

Item 1.           Security and Issuer.

                  This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Critical Path, Inc., a California corporation (the "Issuer"). The Issuer's principal executive office is 532 Folsom Street, San Francisco, California 94105.

Item 2.           Identity and Background.

                  This statement is filed by Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company; Campina Enterprises Limited ("Campina"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; Hutchison Whampoa Limited, a Hong Kong company ("HWL"); and Cenwell Limited ("Cenwell"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL.

Cheung Kong

                  The principal business of Cheung Kong is investment holding and project management, real estate property development and investment, real estate agency and management, hotel operation, and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

                  Cheung Kong indirectly owns 100% of the issued shares of Campina. Cheung Kong's beneficial ownership reported herein and not disclaimed is through its interest in Campina.

                  Cheung Kong owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the shares of Preferred Stock beneficially owned by HWL and Cenwell. However, Cheung Kong disclaims beneficial ownership of the shares of Preferred Stock beneficially owned by HWL and Cenwell and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

                  During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Campina

                  The principal business of Campina is investment holding. The registered office address of Campina is Pasea Estate, Road Town, Tortola, British Virgin Islands.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Campina and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto, respectively, and are incorporated herein by reference.

                  During the past five years, neither Campina nor, to the best knowledge of Campina, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HWL

                  The principal business of HWL is that of investment holding with diversified interests and activities in the following core businesses: ports and related services, telecommunications and e-commerce, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

                  HWL indirectly owns 100% of the issued shares of Cenwell. HWL's beneficial ownership reported herein is through its interest in Cenwell.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto and are incorporated herein by reference.

                  During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cenwell

                  The principal business of Cenwell is investment holding. The registered office address of Cenwell is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cenwell and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule IV hereto, respectively, and are incorporated herein by reference.

                  During the past five years, neither Cenwell nor, to the best knowledge of Cenwell, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The total purchase price of 436,363 shares of Preferred Stock purchased by Campina was $5,999,998.12. The funds for Campina's purchase were provided by Cheung Kong from working capital.

                  The total purchase price of 436,364 shares of Preferred Stock purchased by Cenwell was $5,999,998.13. The funds for Cenwell's purchase were provided by HWL from working capital.

Item 4.           Purpose of Transaction.

                  On November 8, 2001, the Issuer, General Atlantic Partners LLC and affiliates (collectively, "GA"), Vectis CP Holdings, LLC ("Vectis"), Campina and Cenwell entered into a Stock and Warrant Purchase and Exchange Agreement (the "Stock and Warrant Purchase and Exchange Agreement"), pursuant to which, among other things, Campina and Cenwell purchased 436,363 and 436,364 shares, respectively, of the Issuer's Preferred Stock, which shares are convertible, at the option of each of Campina and Cenwell, at a conversion price of $1.05 per share, subject to certain adjustments as set forth in a Certificate of the Powers, Designations, Preferences and Rights of the Series D Cumulative Redeemable Convertible Participating Preferred Stock (the "Certificate of Designation").

                  Cheung Kong, Campina, HWL and Cenwell currently own the shares of Preferred Stock reported herein for investment purposes only. Each of Cheung Kong, Campina, HWL and Cenwell intends to review from time to time its ownership of such shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Preferred Stock.

                  Other than as disclosed in this Item 4 and Item 6, Cheung Kong, Campina, HWL and Cenwell filing this Schedule have no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) A material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person;

     (g) Causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) Causing securities of the Issuer to be eligible for termination of registration pursuant to the Exchange Act, or any other similar action; or

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.           Interest in Securities of the Issuer.

(a) - (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,363 shares of Preferred Stock, which is convertible into 5,714,278 shares of Common Stock, representing 4.5% of the Common Stock upon conversion based on 127,896,823 shares of Common Stock (representing shares of Common Stock outstanding as of November 8, 2001 plus shares upon the conversion of 4 million shares of Preferred Stock by the Buyers). Cheung Kong has shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Preferred Stock beneficially owned by HWL and Cenwell. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

                  Campina is the beneficial owner of 436,363 shares of Preferred Stock, which is convertible into 5,714,278 shares of Common Stock, representing 4.5% of the Common Stock upon conversion. Campina has shared power over the voting and disposition of such shares.

                  HWL, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,364 shares of Preferred Stock, which is convertible into 5,714,290 shares of Common Stock, representing 4.5% of the Common Stock upon conversion. HWL has shared power over the voting and disposition of such shares.

                  Cenwell is the beneficial owner of 436,364 shares of Preferred Stock, which is convertible into 5,714,290 shares of Common Stock, representing 4.5% of the Common Stock upon conversion. Cenwell has shared power over the voting and disposition of such shares.

                  Except as described herein, none of Cheung Kong, Campina, HWL or Cenwell nor, to the best knowledge of Cheung Kong, Campina, HWL and Cenwell, any executive officer or director of HWL, Cheung Kong, Campina, HWL or Cenwell
(i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as set forth herein, none of Cheung Kong, Campina, HWL or Cenwell, nor, to the best knowledge of Cheung Kong, Campina, HWL and Cenwell, any executive officer or director of HWL, Cheung Kong, Campina, HWL or Cenwell has effected any transaction in shares of the Common Stock, or securities convertible into shares of the Common Stock, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On November 8, 2001, the Issuer entered into a $95 million equity financing transaction by a group of investors and their affiliate entities ("Buyers"). The financing transaction consists of approximately $30 million in new equity in the form of shares of Preferred Stock at a conversion price per share (into Common Stock) of $1.05, the retirement of approximately $65 million in face value of the Issuer's 5-3/4% Convertible Subordinated Notes (the "Notes") held by GA, and the issuance to GA of warrants to purchase 2.5 million shares of Common Stock (the "Warrants"). In the transaction, the Issuer issued and sold (subject to the escrow described below) approximately 4 million shares of Preferred Stock (convertible into approximately 52.4 million shares of the Common Stock) to a group of investors led by GA and including Vectis, Campina and Cenwell.

                  In addition, a portion of GA's equity in the transaction (representing 6.2% of the ownership of the Issuer, on a pro forma basis after giving effect to the transaction and the conversion of the shares into common stock) has been placed in a separate escrow to be released to GA only upon either the approval of the shareholders by a majority vote or written confirmation from Nasdaq that the approval of the shareholders to the issuance of the shares of Preferred Stock to GA is not required. The receipt by the Issuer of all financing proceeds from escrow is contingent upon the execution of a Stipulation and Agreement of Settlement in the litigation entitled In Re Critical Path Inc. Securities Litigation. The escrow conditions were fulfilled on December 13, 2001 and the financing proceeds were released to the Issuer on December 20, 2001.

                  The Preferred Stock accrues and cumulates dividends at 8% per year, and is convertible into the Issuer's Common Stock at the option of the holder. The conversion rights of the Preferred Stock do not include any Common Stock trading price-related anti-dilution adjustments. Rather, the only anti-dilution protection for the Preferred Stock is customary anti-dilution protection in the event of stock splits, stock dividends, reorganizations or the like.

                  In the event of a liquidation or change of control of the Issuer, the Preferred Stock is entitled to a liquidation preference payment equal to the purchase price of the Preferred Stock, plus accrued dividends to such date. The Preferred Stock shall also participate with the Common Stock in the event of a liquidation or change of control, after payment of the foregoing preference, up to certain agreed upon amounts. After four years, the Issuer has the option to redeem the Preferred Stock if the Common Stock trading price at such time is in excess of certain agreed upon price levels. After five years, the Preferred Stock shall be automatically redeemed.

                  GA, as lead investor, is entitled to elect one person to the Issuer's Board of Directors. The Board size shall also increase to seven directors from the current five. In addition, Campina and Cenwell are entitled to jointly designate one individual to serve as a non-voting observer on the Board, as long as they continue to own at least 750,000 shares of Preferred Stock. The Preferred Stock has certain voting rights in connection with major corporate events, as well as preemptive rights in connection with any future

Issuer private placements. The Buyers have also executed a seven year standstill agreement with the Issuer.

                  In connection with the transaction described above, the Issuer and the Buyers have entered into the Stock and Warrant Purchase and Exchange Agreement, an Escrow Agreement, a Stockholders Agreement, a Registration Rights Agreement, a First Amendment to Escrow Agreement and an Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement. The Warrants are fully vested and exercisable at any time after November 8, 2002 until November 7, 2006. The exercise price for the Common Stock underlying the Warrants is $1.05 with a four year term. Pursuant to the Registration Rights Agreement, the Issuer has granted demand registration rights to certain of the investors, including Campina and Cenwell, whereby under enumerated circumstances the Issuer is obligated to file a registration statement for an underwritten offering with the Securities and Exchange Commission, in addition to the grant of "piggyback" registration rights for other underwritten offerings.

                  The foregoing description of the transaction is subject to, and qualified in its entirety by reference to, the Certificate of Designation, the Stock and Warrant Purchase and Exchange Agreement, the Escrow Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement and the First Amendment to Escrow Agreement, which are filed as Exhibits 2 to 8 hereto and incorporated by reference into this Item 6.

Item 7.           Material to be Filed as Exhibits.

                  The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  December 22, 2001



                                            FOR AND ON BEHALF OF
                                            CHEUNG KONG (HOLDINGS) LIMITED


                                            By:      \s\ Ip Tak Chuen, Edmond
                                                --------------------------------
                                                 Name: Ip Tak Chuen, Edmond
                                                 Title:   Director

                                            FOR AND ON BEHALF OF
                                            CAMPINA ENTERPRISES LIMITED


                                            By:      \s\ Ip Tak Chuen, Edmond
                                               ---------------------------------
                                                  Name: Ip Tak Chuen, Edmond
                                                  Title:   Director

                                            FOR AND ON BEHALF OF
                                            HUTCHISON WHAMPOA LIMITED


                                            By:      \s\ Susan Chow
                                                --------------------------------
                                                 Name: Susan Chow
                                                 Title:   Director

                                            FOR AND ON BEHALF OF
                                 CENWELL LIMITED

                                            By:      \s\ Susan Chow
                                                --------------------------------
                                                 Name: Susan Chow
                                                 Title:   Director

                                   SCHEDULE I

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of December 21, 2001

                                            Present Principal Occupation or Employment,
                                            Including Name,
Name and                                    Principal Business and Address of
Business Address/1b/      Citizenship       Each Corporation or Organization
----------------          -----------       --------------------------------
LI Ka-shing               Hong Kong         Chairman, Cheung Kong (Holdings)
                                              Limited
                                            Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor      Hong Kong         Managing Director and Deputy Chairman,
                                              Cheung Kong (Holdings) Limited
                                            Chairman, Cheung Kong Infrastructure
                                              Holdings Limited2
                                            Deputy Chairman and Executive Director,
                                              Hutchison Whampoa Limited
                                            Co-Chairman, Husky Energy Inc./7/
                                            Executive Director, Hongkong Electric
                                              Holdings Limited3
                                            Director, The Hongkong and Shanghai
                                              Banking Corporation Limited (banking),
                                              No. 1 Queen's Road Central, Hong Kong


George Colin MAGNUS       British           Deputy Chairman, Cheung Kong
                                              (Holdings) Limited
                                            Chairman, Hongkong Electric Holdings

                                              Limited3

                                            Deputy Chairman, Cheung Kong
                                              Infrastructure Holdings Limited/2/
                                            Executive Director, Hutchison Whampoa
                                              Limited

KAM Hing Lam              Hong Kong         Deputy Managing Director, Cheung
                                              Kong (Holdings) Limited
                                            Group Managing Director, Cheung
                                              Kong Infrastructure Holdings Limited2
                                            Executive Director, Hutchison
                                              Whampoa Limited

                                            Executive Director, Hongkong Electric
                                              Holdings Limited/3/

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of December 21, 2001

                                           Present Principal Occupation or Employment,
                                           Including Name,
Name and                                   Principal Business and Address of
Business Address/1b/     Citizenship       Each Corporation or Organization
----------------         -----------       --------------------------------
CHUNG Sun Keung, Davy    Hong Kong         Executive Director, Cheung Kong
                                             (Holdings) Limited


IP Tak Chuen, Edmond     Hong Kong         Executive Director, Cheung Kong
                                             (Holdings) Limited
                                           Executive Director, Cheung Kong
                                             Infrastructure Holdings Limited/2/
                                           Director, Campina Enterprises Limited
                                           Non-executive Director, TOM.COM
                                             LIMITED/6/

PAU Yee Wan, Ezra        Hong Kong         Executive Director, Cheung Kong
                                              (Holdings) Limited
                                           Director, Campina Enterprises Limited

WOO Chia Ching, Grace    U.S.A.            Executive Director, Cheung Kong
                                             (Holdings) Limited

CHIU Kwok Hung, Justin   Canadian          Executive Director, Cheung Kong
                                             (Holdings) Limited


LEUNG Siu Hon            British           Independent Non-executive Director,
502 Aon China Building                       Cheung Kong (Holdings) Limited
29 Queen's Road Central                    Consultant, Messrs. S.H. Leung & Co.
Hong Kong                                    (solicitors' firm), 502 Aon China
                                             Building, 29 Queen's Road Central, Hong
                                             Kong

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of December 21, 2001

                                                Present Principal Occupation or Employment,
                                                Including Name,
Name and                                        Principal Business and Address of
Business Address/1b/          Citizenship       Each Corporation or Organization
----------------              -----------       --------------------------------

FOK Kin-ning, Canning         British           Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                       (Holdings) Limited
10 Harcourt Road                                Chairman, Hutchison Telecommunications
Hong Kong                                         (Australia) Limited/4/
                                                Chairman, Partner Communications
                                                  Company Ltd./5/
                                                Co-Chairman, Husky Energy Inc./7/
                                                Co-Chairman, Hutchison Harbour Ring
                                                  Limited/8/
                                                Deputy Chairman, Cheung Kong
                                                  Infrastructure Holdings Limited/2/
                                                Deputy Chairman, Hongkong Electric
                                                  Holdings Limited/3/
                                                Group Managing Director and Executive
                                                  Director, Hutchison Whampoa Limited

Frank John SIXT               Canadian          Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                       (Holdings) Limited
10 Harcourt Road                                Chairman, TOM.COM LIMITED/6/
Hong Kong                                       Group Finance Director and Executive
                                                  Director, Hutchison Whampoa Limited
                                                Executive Director, Cheung Kong
                                                  Infrastructure Holdings Limited/2/
                                                Executive Director, Hongkong Electric
                                                  Holdings Limited3
                                                Director, Hutchison Telecommunications
                                                  (Australia) Limited /4/
                                                Director, Husky Energy Inc./7/
                                                Director, Partner Communications
                                                  Company Ltd./5/
                                                Director, Cenwell Limited

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of December 21, 2001

                                                Present Principal Occupation or Employment,
                                                Including Name,
Name and                                        Principal Business and Address of
Business Address/1b/          Citizenship       Each Corporation or Organization
----------------              -----------       --------------------------------
CHOW Kun Chee, Roland         British           Independent Non-executive Director,
602 Aon China Building                            Cheung Kong (Holdings) Limited
29 Queen's Road Central                         Consultant, Herbert Tsoi and Partners
Hong Kong                                         (solicitors' firm), 602 Aon China
                                                  Building, 29 Queen's Road Central,
                                                  Hong Kong

WONG Yick-ming, Rosanna       Hong Kong         Independent Non-executive Director,
Room 906, Duke of Windsor                         Cheung Kong (Holdings) Limited Member of the
Social Service Building                           Executive Council of the
15 Hennessy Road                                  Hong Kong Special Administrative
Wanchai, Hong Kong                                Region
                                                  Executive Director, Hong Kong Federation
                                                  of Youth Groups (charitable
                                                  organisation), Room 906, Duke of
                                                  Windsor Social Service Building, 15
                                                  Hennessy Road, Wanchai, Hong Kong
                                                Director, The Hongkong and Shanghai
                                                  Banking Corporation Limited (banking),
                                                  No. 1 Queen's Road Central, Hong Kong
                                                Chairman, Education Commission of the
                                                  Hong Kong Special Administrative
                                                  Region

HUNG Siu-lin, Katherine       Hong Kong         Non-executive Director, Cheung Kong
                                                  (Holdings) Limited


YEH Yuan Chang, Anthony       Hong Kong         Independent Non-executive Director,
26th Floor, Tower A                               Cheung Kong (Holdings) Limited
Regent Centre                                   Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                 Carpets International Limited (carpet
Kwai Chung                                        manufacturing), 26th Floor, Tower A,
Hong Kong                                         Regent Centre, 63 Wo Yi Hop Road,
                                                  Kwai Chung, Hong Kong

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of December 21, 2001

                                                  Present Principal Occupation or Employment,
                                                  Including Name,
Name and                                          Principal Business and Address of
Business Address/1b/            Citizenship       Each Corporation or Organization
----------------                -----------       --------------------------------
CHOW Nin Mow, Albert            British           Non-executive Director, Cheung Kong
2602 Henley Building                                (Holdings) Limited
5 Queen's Road Central                            Chairman & Managing Director,
Hong Kong                                           Wah Yip (Holdings) Limited (property
                                                    development and investment),
                                                    2602 Henley Building, 5 Queen's Road
                                                    Central, Hong Kong

Simon MURRAY                    British           Independent Non-executive Director,
Room 2108 Gloucester Tower                          Cheung Kong (Holdings) Limited
The Landmark                                      Chairman, General Enterprise Management
15 Queen's Road Central                             Services Limited (investment fund),
Hong Kong                                           Room 2108 Gloucester Tower, The
                                                    Landmark, 15 Queen's Road Central,
                                                    Hong Kong
                                                  Non-Executive Director, Hutchison
                                                    Whampoa Limited

KWOK Tun-li, Stanley            Canadian          Independent Non-executive Director,
Ste 970-355 Burrard Street                          Cheung Kong (Holdings) Limited
Vancouver, British Columbia                       Director, Amara International Investment
V6C 2G8, Canada                                     Corporation (investment holdings),
                                                    Ste 970-355 Burrard Street, Vancouver,
                                                    British Columbia, V6C 2G8, Canada

                                   SCHEDULE II

                       Executive Officers and Directors of
                           Campina Enterprises Limited
                             As of December 21, 2001

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1b/                       Citizenship           Each Corporation or Organization
----------------                           -----------           ---------------------------------
IP Tak Chuen, Edmond                       Hong Kong             Director, Campina Enterprises Limited
                                                                 Executive Director, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                   Infrastructure Holdings Limited/2/
                                                                 Non-executive Director, TOM.COM
                                                                   LIMITED/6/

PAU Yee Wan, Ezra                          Hong Kong             Director, Campina Enterprises Limited
                                                                 Executive Director, Cheung Kong
                                                                    (Holdings) Limited

LAU Chin Sung, John                        Australian            Director, Campina Enterprises Limited
707-8th Avenue S.W., Box 6525, Station                           President and Chief Executive Officer,
D, Calgary, Alberta, Canada, T2P 3G7                               Husky Energy Inc./7/


Neil Douglas McGEE                         Australian            Director, Campina Enterprises Limited
707-8th Avenue S.W., Box 6525, Station                           Vice President and Chief Financial Officer,
D, Calgary, Alberta, Canada, T2P 3G7                               Husky Energy Inc./7/
                                                                 Director, Cenwell Limited

YEO May Ann, Annie                         Singaporean           Director, Campina Enterprises Limited
150 Beach Road                                                   General Manager, Property Enterprises
#17-03 Gateway West                                                Development Pte Ltd, Japura Pte Ltd,
Singapore 189720                                                   Japura Development Pte Ltd and
                                                                   Glenfield Investments Pte Ltd (all
                                                                   are property development), all at 150
                                                                   Beach Road, #17-03 Gateway West,
                                                                   Singapore 189720

                       Executive Officers and Directors of
                           Campina Enterprises Limited
                             As of December 21, 2001

                                                  Present Principal Occupation or
                                                  Employment, Including Name,
Name and                                          Principal Business and Address of
Business Address/1b/        Citizenship           Each Corporation or Organization
----------------            -----------           ---------------------------------
CHUI Sing Loi               Singaporean           Director, Campina Enterprises Limited
150 Beach Road                                    Senior Project Manager, Property
#17-03 Gateway West                                 Enterprises Development Pte Ltd, Japura
Singapore 189720                                    Pte Ltd, Japura Development Pte Ltd and
                                                    Glenfield Investments Pte Ltd (all
                                                    are property development), all at 150
                                                    Beach Road, #17-03 Gateway West,
                                                    Singapore 189720

                                  SCHEDULE III

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of December 21, 2001

                                                        Present Principal Occupation or
                                                        Employment, Including Name,
Name and                                                Principal Business and Address of
Business Address/1a/                 Citizenship        Each Corporation or Organization
----------------                     -----------        ---------------------------------
LI Ka-shing                           Hong Kong         Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                           Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                    Limited
Hong Kong

LI Tzar Kuoi, Victor                  Hong Kong         Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                             Hutchison Whampoa Limited
2 Queen's Road Central                                  Chairman, Cheung Kong Infrastructure
Hong Kong                                                 Holdings Limited/2/
                                                        Co-Chairman, Husky Energy Inc./7/
                                                        Managing Director and Deputy Chairman,
                                                          Cheung Kong (Holdings) Limited
                                                        Executive Director, Hongkong Electric
                                                          Holdings Limited3
                                                        Director, The Hongkong and Shanghai
                                                          Banking Corporation Limited (banking),
                                                          No. 1 Queen's Road Central, Hong Kong

FOK Kin-ning, Canning                 British           Group Managing Director and Executive
                                                          Director, Hutchison Whampoa Limited
                                                        Chairman, Hutchison Telecommunications
                                                          (Australia) Limited/4/
                                                        Chairman, Partner Communications
                                                          Company Ltd./5/
                                                        Co-Chairman, Husky Energy Inc./7/
                                                        Co-Chairman, Hutchison Harbour Ring
                                                          Limited/8/
                                                        Deputy Chairman, Cheung Kong
                                                          Infrastructure Holdings Limited/2/
                                                        Deputy Chairman, Hongkong Electric
                                                          Holdings Limited/3/
                                                        Non-executive Director, Cheung Kong
                                                          (Holdings) Limited

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of December 21, 2001

                                                 Present Principal Occupation or
                                                 Employment, Including Name,
Name and                                         Principal Business and Address of
Business Address/1a/          Citizenship        Each Corporation or Organization
----------------              -----------        ---------------------------------
CHOW WOO Mo Fong, Susan        British           Deputy Group Managing Director and
                                                   Executive Director, Hutchison Whampoa
                                                   Limited
                                                 Executive Director, Cheung Kong
                                                   Infrastructure Holdings Limited/2/
                                                 Director, Hongkong Electric Holdings

                                                   Limited3

                                                 Director, Partner Communications
                                                   Company Ltd./5/
                                                 Director, Hutchison Harbour Ring

                                                   Limited8

                                                 Director, Cenwell Limited
                                                 Non-executive Director, TOM.COM
                                                   LIMITED6

Frank John SIXT                Canadian          Group Finance Director and Executive
                                                   Director, Hutchison Whampoa Limited
                                                 Chairman, TOM.COM LIMITED/6/
                                                 Executive Director, Cheung Kong
                                                   Infrastructure Holdings Limited/2/
                                                 Executive Director, Hongkong Electric
                                                   Holdings Limited/3/
                                                 Director, Hutchison Telecommunications
                                                   (Australia) Limited4
                                                 Director, Husky Energy Inc./7/
                                                 Director, Partner Communications
                                                   Company Ltd./5/
                                                 Director, Cenwell Limited
                                                 Non-executive Director, Cheung Kong
                                                   (Holdings) Limited

LAI Kai Ming, Dominic          Canadian          Executive Director, Hutchison Whampoa
                                                   Limited
                                                 Deputy Chairman, Hutchison Harbour
                                                   Ring Limited/8/

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of December 21, 2001

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                          Citizenship        Each Corporation or Organization
----------------                              -----------        ---------------------------------
George Colin MAGNUS                            British           Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                      Limited
2 Queen's Road Central                                           Chairman, Hongkong Electric Holdings
Hong Kong                                                          Limited/3/
                                                                 Deputy Chairman, Cheung Kong
                                                                   (Holdings) Limited

                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited/2/


KAM Hing Lam                                   Hong Kong         Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                      Limited
2 Queen's Road Central                                           Group Managing Director, Cheung
Hong Kong                                                          Kong Infrastructure Holdings Limited/2/
                                                                 Deputy Managing Director, Cheung
                                                                   Kong (Holdings) Limited
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited/3/

Michael David KADOORIE                         British           Independent Non-Executive Director,
24th Floor, St. George's                                           Hutchison Whampoa Limited
Building, 2 Ice House Street                                     Chairman, CLP Holdings Limited
Central, Hong Kong                                                 (investment holding), 147 Argyle Street,
                                                                   Kowloon, Hong Kong
                                                                 Chairman, The Hongkong and Shanghai
                                                                   Hotels Limited (hotel catering and real
                                                                   estate), 8th Floor, St. George's Building, 2
                                                                   Ice House Street, Central, Hong Kong
                                                                 Chairman, Heliservices (Hong Kong)
                                                                   Limited (provision of helicopter services),
                                                                   2107 St. George's Building, 2 Ice House
                                                                   Street, Central, Hong Kong

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of December 21, 2001

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                          Citizenship        Each Corporation or Organization
----------------                              -----------        ---------------------------------
LI Fook-wo                                     British           Independent Non-Executive Director,
1416 Prince's Building                                             Hutchison Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia,
Hong Kong                                                          Limited (banking), No. 10 Des Voeux
                                                                   Road Central, Hong Kong
                                                                 Director, Johnson Electric Holdings
                                                                   Limited (micromotors), Cedar House,
                                                                   41 Cedar Avenue, Hamilton HM 12,
                                                                   Bermuda


Simon MURRAY                                   British           Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                                         Whampoa Limited
The Landmark                                                     Chairman, General Enterprise Management
15 Queen's Road Central                                            Services Limited (investment fund),
Hong Kong                                                          Room 2108 Gloucester Tower, The
                                                                   Landmark, 15 Queen's Road Central,
                                                                   Hong Kong
                                                                 Independent Non-executive Director,
                                                                   Cheung Kong (Holdings) Limited


OR Ching Fai, Raymond                          British           Independent Non-Executive Director,
1 Queen's Road Central                                             Hutchison Whampoa Limited
Hong Kong                                                        General Manager, The Hongkong and
                                                                   Shanghai Banking Corporation Limited
                                                                   (banking), 1 Queen's Road Central, Hong
                                                                   Kong

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of December 21, 2001

                                                   Present Principal Occupation or
                                                   Employment, Including Name,
Name and                                           Principal Business and Address of
Business Address/1a/             Citizenship       Each Corporation or Organization
----------------                 -----------       ---------------------------------
William SHURNIAK                 Canadian          Independent Non-Executive Director,
                                                     Hutchison Whampoa Limited
                                                   Deputy Chairman, Husky Energy Inc./7/
                                                   Chairman, ETSA Utilities (operation of
                                                     electricity distribution network in
                                                     Australia), 1 Anzac Highway, Keswick,
                                                     South Australia 5035, Australia
                                                   Chairman, Powercor Australia Ltd.
                                                     (operation of electricity distribution
                                                     network in Australia), Level 9, 40 Market
                                                     Street, Melbourne, Victoria 3000,
                                                     Australia



Peter Alan Lee VINE              British           Non-Executive Director, Hutchison
Suite 1005 World Wide House                          Whampoa Limited
19 Des Voeux Road Central                          Director, Liu Chong Hing Investments
Hong Kong                                            Limited (investments), 24 Des Voeux
                                                     Road Central, Hong Kong
                                                   Director, Liu Chong Hing Bank Limited
                                                     (banking),  24 Des Voeux Road Central,
                                                     Hong Kong
                                                   Solicitor

WONG Chung Hin                   British           Non-Executive Director, Hutchison
1225 Prince's Building                               Whampoa Limited
10 Chater Road                                     Director, The Bank of East Asia, Limited
Hong Kong                                            (banking), No. 10 Des Voeux Road
                                                     Central, Hong Kong
                                                   Director, Hongkong Electric Holdings
                                                     Limited/3/

                                   SCHEDULE IV

                       Executive Officers and Directors of
                                 Cenwell Limited
                             As of December 21, 2001

                                                  Present Principal Occupation or
                                                  Employment, Including Name,
Name and                                          Principal Business and Address of
Business Address/1a/        Citizenship           Each Corporation or Organization
----------------            -----------           ---------------------------------
CHOW WOO Mo Fong, Susan     British               Director, Cenwell Limited
                                                  Deputy Group Managing Director and
                                                    Executive Director, Hutchison Whampoa
                                                    Limited
                                                  Executive Director, Cheung Kong
                                                    Infrastructure Holdings Limited/2/
                                                  Director, Hongkong Electric Holdings
                                                    Limited/3/
                                                  Director, Partner Communications
                                                    Company Ltd./5/
                                                  Director, Hutchison Harbour Ring
                                                    Limited/8/
                                                  Non-executive Director, TOM.COM
                                                    LIMITED/6/

Frank John SIXT             Canadian              Director, Cenwell Limited
                                                  Group Finance Director and Executive
                                                    Director, Hutchison Whampoa Limited
                                                  Chairman, TOM.COM LIMITED/6/
                                                  Executive Director, Cheung Kong
                                                    Infrastructure Holdings Limited/2/
                                                  Executive Director, Hongkong Electric
                                                    Holdings Limited/3/
                                                  Director, Hutchison Telecommunications
                                                    (Australia) Limited/4/
                                                  Director, Husky Energy Inc./7/
                                                  Director, Partner Communications
                                                    Company Ltd./5/
                                                  Non-executive Director, Cheung Kong
                                                    (Holdings) Limited

                       Executive Officers and Directors of
                                 Cenwell Limited

                             As of December 21, 2001

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                       Citizenship           Each Corporation or Organization
----------------                           -----------           ---------------------------------
HO Wai Leung, Edmond                       British               Director, Cenwell Limited
9 Queen Street, Mayfair,                                         Director, Hutchison Whampoa (Europe)
London W1X 7PH,                                                    Limited (consultancy services), 9 Queen
United Kingdom                                                     Street, Mayfair, London W1X 7PH,
                                                                   United Kingdom
                                                                 Director, Hutchison Whampoa (UK)
                                                                   Limited (investment holding), 9 Queen
                                                                   Street, Mayfair, London W1X 7PH,
                                                                   United Kingdom
                                                                 Director, Hutchison Whampoa Properties
                                                                   (Europe) Limited (project management),
                                                                   100 New Bridge Street, London EC4V
                                                                   6JA, United Kingdom

Neil Douglas McGEE                         Australian            Director, Cenwell Limited
707-8th Avenue S.W., Box 6525, Station                           Vice President and Chief Financial Officer,
D, Calgary, Alberta, Canada, T2P 3G7                               Husky Energy Inc. /7/
                                                                 Director, Campina Enterprises Limited

SNG Cheng Khoong, Robin                    Singaporean           Director, Cenwell Limited
150 Beach Road #17-06,                                           Managing Director, Copthorne International
Singapore 189720                                                 Investment Ltd
                                                                 (fund management),
                                                                   150 Beach Road #17-06,
                                                                   Singapore 189720

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and Australia.

3. The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Hutchison Telecommunications (Australia) Limited is Level 3, 504 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

5. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

6. The principal business address of TOM.COM LIMITED is 48/F., The Center, 99 Queen's Road Central, Hong Kong. The principal business of TOM.COM LIMITED is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.

7. The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

8. The principal business address of Hutchison Harbour Ring Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Harbour Ring Limited is the manufacturing and trading of toys, property investments and the Internet B2B businesses.

                                  EXHIBIT INDEX

Exhibit No.  Description
1.           Agreement with respect to filing of Schedule 13D, dated as of December 22,
             2001, among Cheung Kong (Holdings) Limited, Campina Enterprises Limited,
             Hutchison Whampoa Limited and Cenwell Limited.

2.           Certificate of the Powers, Designations, Preferences and Rights of the
             Series D Cumulative Redeemable Convertible Participating Preferred Stock

3.           Stock and Warrant Purchase and Exchange Agreement, dated as of November 8,
             2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP
             Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC,
             Cenwell Limited and Campina Enterprises Limited

4.           Escrow Agreement, dated as of November 8, 2001, among Critical Path, Inc.,
             General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P.,
             GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited, Campina Enterprises
             Limited and Pillsbury Winthrop LLP

5.           Stockholders Agreement, dated as of November 8, 2001, among Critical Path,
             Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II,
             L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina
             Enterprises Limited

6.           Registration Rights Agreement, dated as of November 8, 2001, among Critical
             Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners
             II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and
             Campina Enterprises Limited

7.           Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement, dated as of November 9, 2001, among Critical Path, Inc., General Atlantic
             Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis
             CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited

8.           First Amendment to Escrow Agreement, dated as of November 9, 2001, among
             Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment
             Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited,
             Campina Enterprises Limited and Pillsbury Winthrop LLP